Exhibit 99.5

EXECUTION COPY

FIRST AMENDMENT TO CREDIT AGREEMENT

FIRST AMENDMENT, dated as of October 27, 2010 (this “Amendment”), to the Credit Agreement, dated as of April 27, 2010 (the “Credit Agreement”), by and among the lenders identified on the signature pages thereof (such lenders, together with their respective successors and permitted assigns, are referred to hereinafter each individually as a “Lender” and collectively as the “Lenders”), WELLS FARGO CAPITAL FINANCE, LLC, a Delaware limited liability company, as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, “Agent”), CDC SOFTWARE CORPORATION, an exempted company incorporated under the laws of the Cayman Islands (“Parent”), and ROSS SYSTEMS, INC., a Delaware corporation (“Borrower”).

WHEREAS, Parent, Borrower, Agent and the Lenders agree to modify the Credit Agreement on and subject to the terms set forth herein.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the parties hereto hereby agree as follows:

1. Definitions. Any capitalized term used herein and not defined herein shall have the meaning assigned to it in the Credit Agreement.

2. Amendments to the Credit Agreement.

(a) Section 2.10(b) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(b) for the ratable account of those Lenders with Revolver Commitments, on the first day of each month from and after the Closing Date up to the first day of the month prior to the Payoff Date and on the Payoff Date, an unused line fee in an amount equal to the percent per annum set forth in the table below that corresponds to the average Daily Balance of the Revolver Usage during the immediately preceding month (or portion thereof) times the result of (i) the aggregate amount of the Revolver Commitments, less (ii) the average Daily Balance of the Revolver Usage during the immediately preceding month (or portion thereof).

Average Daily Balance of the Revolver Usage	Unused Line Fee Percent

Greater than $30,000,000	0.50%

Greater than $15,000,000 but less than or equal to $30,000,000	0.75%

Less than or equal to $15,000,000	1.00%”

(b) The first sentence of Section 3.4 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“This Agreement shall continue in full force and effect for a term ending on October 27, 2015 (the “Maturity Date”) unless otherwise extended on terms and conditions agreed to in writing by the Agent, each Lender and Borrower, each in its sole discretion.”

(c) The table set forth in Section 7(a)(i) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

Applicable Amount	Applicable Period

$27,500,000	For the 12 month period ending 6/30/2010

$28,000,000	For the 12 month period ending 9/30/2010

$29,449,000	For the 12 month period ending 12/31/2010

$31,889,000	For the 12 month period ending 3/31/2011

$33,092,000	For the 12 month period ending 6/30/2011

$36,145,000	For the 12 month period ending 9/30/2011

$35,897,000	For the 12 month period ending 12/31/2011

$36,145,000	For the 12 month period ending 3/31/2012

$36,475,000	For the 12 month period ending 6/30/2012

$36,805,000	For the 12 month period ending 9/30/2012

$37,300,000	For the 12 month period ending 12/31/2012

$37,795,000	For the 12 month period ending 3/31/2013

$38,372,000	For the 12 month period ending 6/30/2013

$39,197,000	For the 12 month period ending 9/30/2013

Applicable Amount	Applicable Period

$39,775,000	For the 12 month period ending 12/31/2013

$39,775,000	For the 12 month period ending 3/31/2014

$39,775,000	For the 12 month period ending 6/30/2014

$39,775,000	For the 12 month period ending 9/30/2014

$39,775,000	For the 12 month period ending 12/31/2014

$39,775,000	For the 12 month period ending 3/31/2015

$39,775,000	For the 12 month period ending 6/30/2015

(d) The table set forth in Section 7(a)(ii) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

Applicable Ratio	Applicable Period

1.25:1.00	For the 12 month period ending 6/30/2010

1.25:1.00	For the 12 month period ending 9/30/2010

1.25:1.00	For the 12 month period ending 12/31/2010

1.25:1.00	For the 12 month period ending 3/31/2011

1.25:1.00	For the 12 month period ending 6/30/2011

1.25:1.00	For the 12 month period ending 9/30/2011

1.25:1.00	For the 12 month period ending 12/31/2011

1.25:1.00	For the 12 month period ending 3/31/2012

1.25:1.00	For the 12 month period ending 6/30/2012

1.25:1.00	For the 12 month period ending 9/30/2012

1.25:1.00	For the 12 month period ending 12/31/2012

1.25:1.00	For the 12 month period ending 3/31/2013

1.25:1.00	For the 12 month period ending 6/30/2013

Applicable Ratio	Applicable Period

1.25:1.00	For the 12 month period ending 9/30/2013

1.25:1.00	For the 12 month period ending 12/31/2013

1.25:1.00	For the 12 month period ending 3/31/2014

1.25:1.00	For the 12 month period ending 6/30/2014

1.25:1.00	For the 12 month period ending 9/30/2014

1.25:1.00	For the 12 month period ending 12/31/2014

1.25:1.00	For the 12 month period ending 3/31/2015

1.25:1.00	For the 12 month period ending 6/30/2015

(e) Section 7(a)(iii) of the Credit Agreement is amended and restated in its entirety to read as follows:

“(iii) Outstanding Advances. Maintain outstanding Advances in an amount greater than $15,000,000 during the period of time from and after the Closing Date up to and including December 31, 2011.”

(f) Section 7(b) of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(b) Each of Parent and Borrower covenants and agrees that, until termination of all of the Commitments and payment in full of the Obligations, Borrower, Pivotal, Catalyst, Saratoga Systems and IMI US will comply with the following financial covenant:

(i) TTM Recurring Revenues. On and after June 30, 2010, achieve TTM Recurring Revenues, measured on a quarter-end basis, of at least the required amount set forth in the following table for the applicable period set forth opposite thereto:

Applicable Amount	Applicable Period

$33,200,000	For the 12 month period ending 6/30/2010

$33,200,000	For the 12 month period ending 9/30/2010

$49,954,000	For the 12 month period ending 12/31/2010

Applicable Amount	Applicable Period

$48,432,000	For the 12 month period ending 3/31/2011

$45,908,000	For the 12 month period ending 6/30/2011

$45,943,000	For the 12 month period ending 9/30/2011

$45,978,000	For the 12 month period ending 12/31/2011

$46,013,000	For the 12 month period ending 3/31/2012

$46,048,000	For the 12 month period ending 6/30/2012

$46,088,000	For the 12 month period ending 9/30/2012

$46,128,000	For the 12 month period ending 12/31/2012

$46,169,000	For the 12 month period ending 3/31/2013

$46,209,000	For the 12 month period ending 6/30/2013

$46,255,000	For the 12 month period ending 9/30/2013

$46,302,000	For the 12 month period ending 12/31/2013

$46,302,000	For the 12 month period ending 3/31/2014

$46,302,000	For the 12 month period ending 6/30/2014

$46,302,000	For the 12 month period ending 9/30/2014

$46,302,000	For the 12 month period ending 12/31/2014

$46,302,000	For the 12 month period ending 3/31/2015

$46,302,000	For the 12 month period ending 6/30/2015

(g) The definition of the term “Credit Amount” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

‘“Credit Amount’ means the product of (a) 1.00 times (b) TTM Recurring Revenues.”

(h) The last sentence of the definition of the term “EBITDA” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“For the purposes of calculating EBITDA for any period of 4 consecutive fiscal quarters (each, a “Reference Period”), (w) if at any time during such Reference Period (and after the Closing Date), Parent or any of its Subsidiaries shall have made a Permitted Acquisition, EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto (including pro forma adjustments arising out of events which are directly attributable to such Permitted Acquisition, are factually supportable, and are expected to have a continuing impact, in each case to be mutually and reasonably agreed upon by Parent and Agent) or in such other manner acceptable to Agent as if any such Permitted Acquisition or adjustment occurred on the first day of such Reference Period, (x) EBITDA for the fiscal quarter ended December 31, 2009 shall be $9,058,000, (y) EBDITA for the fiscal quarter ended March 31, 2010 shall be $6,432,000 and (z) EBITDA for the fiscal quarter ended June 30, 2010 shall be $7,750,000.”

(i) The definition of the term “Fixed Charges” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

‘“Fixed Charges’ means, with respect to any fiscal period and with respect to Parent determined on a consolidated basis in accordance with GAAP, the sum, without duplication, of (a) Interest Expense accrued (other than interest paid in kind, amortization of financing fees, and other non-cash Interest Expense) during such period, (b) principal payments in respect of Indebtedness that are required to be paid during such period, (c) all federal, state, and local income taxes paid in cash during such period, and (d) all Restricted Junior Payments paid (whether in cash, services, or other property, other than common Stock) during such period, including all Permitted Holdings Advances other than the Permitted Holdings Advances in the aggregate amount of $25,000,000 made within twelve months of the First Amendment Effective Date the proceeds of which are used to repurchase the Senior Unsecured Notes so long as the sum of (i) Availability plus (b) unrestricted cash and Cash Equivalents of Borrower and Pivotal exceeds $5,000,000 immediately before and after giving effect to such Permitted Holdings Advance.”

(j) The definition of the term “Guarantors” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

‘“Guarantors’ means (a) Pivotal, (b) CDC Software, (c) Parent, (d) Catalyst, (e) Saratoga Systems, (f) IMI US and (g) each other Person that becomes a guarantor after the Closing Date pursuant to Section 5.11 of the Agreement or otherwise, and “Guarantor” means any one of them.”

(k) The definition of the term “Material Subsidiary” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

‘“Material Subsidiary’ means a direct or indirect Subsidiary of Parent that (a) generated 5% or more of the revenues of Parent and its

Subsidiaries for the 12 consecutive month period most recently concluded, (b) generated 5% or more of the maintenance revenues of Parent and its Subsidiaries for the 12 consecutive month period most recently concluded or (c) is designated in writing by Parent to Agent as a Material Subsidiary pursuant to Section 5.18; provided that, notwithstanding the foregoing, (i) each of Borrower, Pivotal, CDC Software, Respond Group Limited, Catalyst, Saratoga Systems, IMI Global Holdings, and Industri-Matematik shall be a Material Subsidiary and (ii) any Material Subsidiary on the Closing Date or designated as a Material Subsidiary by Parent thereafter pursuant to Section 5.18 shall remain a Material Subsidiary during the term of this Agreement; provided further that on and after the First Amendment Effective Date, IMI US shall be a Material Subsidiary and remain a Material Subsidiary during the term of this Agreement.”

(1) The definition of the term “Maximum Revolver Amount” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

‘“Maximum Revolver Amount’ means $50,000,000 decreased by the amount of reductions in the Revolver Commitments made in accordance with Section 2.4(c) of the Agreement.”

(m) The definition of the term “Permitted Holdings Advances” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

‘“Permitted Holdings Advances’ means loans and/or distributions made in cash by a Loan Party directly or indirectly to Holdings or any Global Services Entities, so long as, (a) the amount of such loans and/or distributions does not exceed (i) $25,000,000 in the aggregate in the twelve month period after the First Amendment Effective Date, and (ii) $10,000,000 in the aggregate in any twelve month period thereafter, (b) no Default or Event of Default has occurred and is continuing either before or after giving effect to such loan, and (c) the sum of (i) Availability plus (ii) North America Cash shall not be less than $20,000,000 both before and after giving effect to such loan.”

(n) Clause (p) of definition of the term “Permitted Indebtedness” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(p) [intentionally omitted]; and”

(o) Clause (s) of definition of the term “Permitted Liens” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“(s) [intentionally omitted];”

(p) The definition of the term “Recurring Revenues” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

‘“Recurring Revenues’ means the recurring maintenance and subscription revenues of Borrower, Pivotal, Catalyst, Saratoga Systems and IMI US.”

(q) The definition of the term “TTM Recurring Revenues” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

‘“TTM Recurring Revenues’ means, as of any date of determination, the Recurring Revenues of Borrower, Pivotal, Catalyst, Saratoga Systems and IMI US determined on a consolidated basis in accordance with GAAP, for the most recent 12 consecutive month period then ended for which a Credit Amount Certificate has been delivered to Agent pursuant to Schedule 5.2.”

(r) The definition of the term “Qualified Cash” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

‘“Qualified Cash’ means, as of any date of determination, the amount of unrestricted cash and Cash Equivalents of Borrower, Pivotal, CDC Software, Catalyst, Saratoga Systems and IMI US that is in Deposit Accounts or in Securities Accounts, or any combination thereof, and which such Deposit Account or Securities Account is the subject of a Control Agreement and is maintained by a branch office of the bank or securities intermediary located within the United States.”

(s) The definition of the term “Saratoga Systems” in Schedule 1.1 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

“Saratoga Systems” means Saratoga Systems Inc., a California corporation.

(t) Schedule 1.1 of the Credit Agreement is hereby amended by adding the following definitions, in appropriate alphabetical order:

‘“First Amendment’ means the First Amendment, dated as of October 27, 2010, by and among Parent, Borrower, Agent and the Lenders.”

‘“First Amendment Effective Date’ means October 27, 2010.

‘“IMI US’ means Industri-Matematik American Operations, Inc., a Delaware corporation.”

(u) Schedule C-1 of the Credit Agreement is hereby amended and restated in its entirety as Exhibit A to this Amendment.

(v) Schedule 3.3 of the Credit Agreement is hereby amended by (i) deleting the term “and” at the end of clause (i) thereof, (ii) deleting the period at the end of clause (j) thereof and inserting a semicolon at the end of such clause and (iii) adding the following new clauses (k), (1) and (m) immediately after clause (j) thereof:

“(k) Within 60 days of the First Amendment Effective Date (or such later date as permitted by Agent in its sole discretion), each of Catalyst, Saratoga Systems and IMI US shall deliver to Agent evidence satisfactory to Agent that such Loan Party has (i) opened Deposit Accounts and Securities Accounts at Wells Fargo Bank, N.A. constituting such Loan Party’s primary domestic operating and investment accounts and entered into Controlled Account Agreements with respect to such Deposit Accounts and Securities Accounts and (ii) closed all other Deposit Accounts and Securities Accounts (other than, in each case, as permitted by Section 6.11 of the Agreement);

(1) Within 45 days of the First Amendment Effective Date (or such later date as permitted by Agent in its sole discretion) and within 10 days of the relevant filing, each of Catalyst, Saratoga Systems and IMI US shall deliver to Agent evidence satisfactory to Agent that such Loan Party has filed with the United States Copyright Office or such other applicable Governmental Authority applications for registration of existing and unregistered copyrights of such Loan Party, together with a petition for special or expedited handling, such that the copyrighted works that are the subject of such applications constitute the Required Library; and

(m) Within 45 days of the First Amendment Effective Date (or such later date as permitted by Agent in its sole discretion), each of Catalyst, Saratoga Systems and IMI US shall deliver to Agent a duly executed Source Code Escrow Agreement and evidence satisfactory to Agent that such Loan Party has deposited the Source Code with the escrow agent in accordance with the terms and conditions of the Source Code Escrow Agreement.”

(w) The applicable Schedules to the Credit Agreement that need to be updated solely as a result of this Amendment and the joinder of Catalyst, Saratoga Systems and IMI US (collectively, the “Additional Loan Parties”) to the applicable Loan Documents as a Guarantor or a Grantor, pursuant to the Joinder and Reaffirmation Agreement, dated as of the date hereof, by the Additional Loan Parties and Agent are hereby replaced in their entirety with the new Schedules attached hereto as Exhibit B.

3. Conditions to Effectiveness. This Amendment shall become effective and be deemed effective as of the date when, and only when, all of the following conditions have been satisfied as determined in Agent’s discretion (the date of such effectiveness being herein called the “First Amendment Effective Date”):

(a) The representations and warranties contained herein, in the Credit Agreement and in each other Loan Document and certificate or other writing delivered to Agent or any Lender pursuant hereto on or prior to the First Amendment Effective Date shall be true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date hereof as though made on such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case, such representations and warranties are true and correct on and as of such earlier date).

(b) No Default or Event of Default shall have occurred and be continuing on the First Amendment Effective Date or result from this Amendment becoming effective in accordance with its terms.

(c) Agent shall have received evidence that appropriate financing statements have been duly filed in such office or offices as may be necessary or, in the opinion of Agent, desirable to perfect the Agent’s Liens in and to the Collateral, and Agent shall have received searches reflecting the filing of all such financing statements, and evidencing the absence of any Liens on the Collateral, other than Liens acceptable to Agent;

(d) Agent shall have received each of the following documents, in form and substance satisfactory to Agent, duly executed, and each such document shall be in full force and effect:

(i) this Amendment;

(ii) the Consent and Affirmation set forth as Exhibit C to this Amendment;

(iii) the First Amendment to Fee Letter;

(iv) the Joinder No. 1 to Security Agreement;

(v) the Guaranty;

(vi) the Joinder and Reaffirmation Agreement;

(vii) the Trademark Security Agreement;

(viii) certificates from the Secretary or the General Counsel of each Loan Party (including each Additional Loan Party) (A) attesting to the resolutions of such Person’s Board of Directors authorizing its execution, delivery, and performance of the Amendment (in the case of Parent and Borrower) and the other Loan Documents to which such Person is a party, (B) authorizing specific officers of such Person to execute the same, and (C) attesting to the incumbency and signatures of such specific officers of such Person;

(ix) copies of each Additional Loan Party’s Governing Documents, as amended, modified, or supplemented to the First Amendment Effective Date, certified by the Secretary or the General Counsel of such Person;

(x) certificates from the Secretary or the General Counsel of each Loan Party (other than Additional Loan Parties) certifying that such Loan Party’s Governing Documents have not been amended, modified, or supplemented since the Closing Date;

(xi) a certificate of status (or equivalent) with respect to each Loan Party (including each Additional Loan Party), dated within 10 days of the First Amendment Effective Date, such certificate to be issued by the appropriate officer of the jurisdiction of organization of such Person, which certificate shall indicate that such Person is in good standing in such jurisdiction;

(xii) certificates of status (or equivalent) with respect to each Loan Party (including each Additional Loan Party), each dated within 30 days of the First Amendment Effective Date, such certificates to be issued by the appropriate officer of the jurisdictions (other than the jurisdiction of organization of such Person) in which its failure to be duly qualified or licensed would constitute a Material Adverse Change, which certificates shall indicate that such Person is in good standing in such jurisdictions;

(xiii) a certificate of insurance, together with the endorsements thereto, as are required by Section 5.6 of the Credit Agreement;

(xiv) an opinion of Goodwin Procter LLP, counsel to the Loan Parties (including the Additional Loan Parties);

(xv) an opinion of Maples and Calder, counsel to Parent;

(xvi) Agent shall have received a certificate from the chief financial officer or president of each Loan Party (including each Additional Loan Party) certifying as to (A) the truth and accuracy of the representations and warranties of the Loan Parties (including the Additional Loan Parties) contained herein, in Section 4 of the Credit Agreement and in the other Loan Documents and (B) the absence of any Defaults or Events of Default; and

(xvii) the Copyright Security Agreement.

(e) Amendment Fee. Borrowers shall have paid a non-refundable amendment fee equal to $300,000, in immediately available funds, to Agent, for the sole and separate account of Agent, which amendment fee shall be earned in full on the First Amendment Effective Date.

4. Representations and Warranties. Each Loan Party hereby represents and warrants to Agent and the Lenders, after giving effect to the waiver set forth herein, as follows:

(a) The representations and warranties contained herein, in the Credit Agreement and in each other Loan Document and certificate or other writing delivered to Agent or any Lender pursuant hereto on or prior to the First Amendment Effective Date are true and correct in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof) on and as of the date hereof as though made on such date (except to the extent that such representations and warranties relate solely to an earlier date, in which case, such representations and warranties are true and correct on and as of such earlier date).

(b) No Default or Event of Default has occurred and is continuing or would result from this Amendment becoming effective in accordance with its terms.

(c) This Amendment, when executed and delivered by Parent and Borrower, is and will be the legally valid and binding obligations of the Loan Parties, enforceable against the Loan Parties in accordance with its terms.

5. Release. Each of the Loan Parties may have certain Claims (as defined below) against the Released Parties (as defined below) regarding or relating to the Credit Agreement or the other Loan Documents. Agent, Lenders and the Loan Parties desire to resolve each and every one of such Claims in conjunction with the execution of this Amendment and thus each of the Loan Parties makes the releases contained in this Section 5. In consideration of Agent and Lenders entering into this Amendment, each of the Loan Parties hereby fully and unconditionally releases and forever discharges each of Agent and Lenders, and their respective directors, officers, employees, subsidiaries, branches, affiliates, attorneys, agents, representatives, successors and assigns and all persons, firms, corporations and organizations acting on any of their behalves (collectively, the “Released Parties”), of and from any and all claims, allegations, causes of action, costs or demands and liabilities, of whatever kind or nature, from the beginning of the world to the date on which this Amendment is executed, whether known or unknown, liquidated or unliquidated, fixed or contingent, asserted or unasserted, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, anticipated or unanticipated, which any Loan Party has or had, claims to have had or hereafter claims to have against the Released Parties by reason of any act or omission on the part of the Released Parties, or any of them, occurring prior to the date on which this Amendment is executed, including all such loss or damage of any kind heretofore sustained or that may arise as a consequence of the dealings among the parties up to and including the date on which this Amendment is executed, including the administration or enforcement of the Advances, the Obligations, the Credit Agreement or any of the Loan Documents (collectively, all of the foregoing, the “Claims”). Each of the Loan Parties represents and warrants that it has no knowledge of any Claim by it against the Released Parties or of any facts or acts of omissions of the Released Parties which on the date hereof would be the basis of a Claim by the Loan Parties against the Released Parties which is not released hereby. Each of the Loan Parties represents and warrants that the foregoing constitutes a full and complete release of all Claims.

6. Miscellaneous.

(a) Continued Effectiveness of the Loan Documents. This Amendment shall be effective only in this specific instance for the specific purpose set forth herein. Except as otherwise expressly provided herein, the Credit Agreement and the other Loan Documents are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects. Except as expressly provided herein, the execution, delivery and effectiveness of this Amendment shall not operate as an amendment or waiver of any right, power or remedy of Agent or the Lenders under the Credit Agreement or any other Loan Document, nor constitute an amendment or waiver of any provision of the Credit Agreement or any other Loan Document, nor constitute a waiver of, or consent to, any Default or Event of Default now existing or hereafter arising under the Credit Agreement or any other Loan Document and Agent and the Lenders expressly reserve all of their rights and remedies under the Credit Agreement and the other Loan Documents, under applicable law or otherwise.

(b) Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Amendment. Any party delivering an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission also shall deliver an original executed counterpart of this Amendment but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Amendment.

(c) Headings. Section headings herein are included for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

(d) Costs and Expenses. Each Loan Party agrees to pay on demand all fees, costs and expenses of Agent in connection with the preparation, execution and delivery of this Amendment and any other related agreements, instruments and documents.

(e) Amendment as Loan Document. Each Loan Party hereby acknowledges and agrees that this Amendment constitutes a “Loan Document” under the Credit Agreement. Accordingly, it shall be an Event of Default under the Credit Agreement if any representation or warranty made by any Loan Party under or in connection with this Amendment shall have been untrue, false or misleading in any material respect when made or any Loan Party shall fail to perform any covenant or agreement set forth herein.

(f) GOVERNING LAW. THE VALIDITY OF THIS AMENDMENT, THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF, AND THE RIGHTS OF THE PARTIES HERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR RELATED HERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(g) VENUE. THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AMENDMENT AND THE OTHER LOAN DOCUMENTS SHALL BE TRIED AND LITIGATED ONLY IN THE STATE OF NEW YORK AND TO THE EXTENT PERMITTED BY APPLICABLE LAW, FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK, PROVIDED, HOWEVER, THAT ANY SUIT SEEKING ENFORCEMENT AGAINST ANY COLLATERAL OR OTHER PROPERTY MAY BE BROUGHT, AT AGENT’S OPTION, IN THE COURTS OF ANY JURISDICTION WHERE AGENT ELECTS TO BRING SUCH ACTION OR WHERE SUCH COLLATERAL OR OTHER PROPERTY MAY BE FOUND. EACH PARTY HERETO WAIVES, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NONCONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 6(g).

(h) JURY TRIAL WAIVER. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES HERETO HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF ANY OF THE LOAN DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. THE PARTIES HERETO HEREBY REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AMENDMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered as of the date first above written.

CDC SOFTWARE CORPORATION,
an exempted company incorporated under the laws of the Cayman Islands, as Parent

By:	/s/ Steve Dexter
Name:	Steve Dexter
Title:	CFO

ROSS SYSTEMS, INC.,
a Delaware corporation, as Borrower

By:	/s/ Steve Dexter
Name:	Steve Dexter
Title:	CFO

First Amendment to Credit Agreement

WELLS FARGO CAPITAL FINANCE, LLC,
a Delaware limited liability company, as Agent and as a Lender

By:	/s/ Matthew Maclay
Name:	Matthew Maclay
Title:	Vice President

First Amendment to Credit Agreement